

COHEN & CZARNIK LLP
17 State Street
39th Floor
New York, New York 10004

Stephen J. Czarnik, Esq.
Direct Dial: (212) 232-8323
Fax: (212) 937-3870

November 8, 2007

RECD S.E.C.
NOV 0 9 2007
1086

Via Federal Express and Facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: John Reynolds, Assistant Director
Office of Emerging Growth Companies

Re: Zenergy International, Inc.
Amendment No. 3 to the Offering Statement of Form 1-A
Filed August 22, 2007
File No. 24-10165

Ladies and Gentlemen:

On behalf of Zenergy International, Inc. ("Zenergy International " or the "Company"), I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the "Commission"), dated September 20, 2007, regarding Zenergy International's offering statement on Amendment No. 3 to Form 1-A, dated August 22, 2007. I also enclose five (5) copies of Amendment No. 4 to the offering statement which includes changes made to the offering statement in response to the staff's comments as well as three (3) copies which have been marked to show our revisions.

This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

Notification
Item 5. Unregistered Securities Issued or Sold with One Year

1. Please revise this item to report the sales of convertible notes, disclose the exemption from registration relied upon for those sales and describe the facts supporting the availability of the exemption. In this regard, the offer and sale of convertible notes also constitutes the offering of the underlying securities, in this case common stock. As the Form 1-A commenced the public offering of common stock of the issuer, please explain in this item the impact of the public Regulation A offering on the availability of the exemption from registration for the offering and sale of the convertible notes. Please revise the offering circular, if appropriate. In this regard, if the availability of an exemption from registration is uncertain, please disclose and quantify the potential amount subject to rescission in your offering circular.

We have revised the registration statement to include the following language:

(a) Common Stock: 10,000,000 shares were issued to each of Robert Luiten, Bosko Gasich and Martin McIntyre; and Preferred Stock: 100 shares were issued to each of Robert Luiten, Bosko Gasich and Martin McIntyre.

(b) On April 1, 2007, the Company entered into a Convertible Promissory Note with Mr. Mark Appel (the "Holder"), in the gross amount of $80,000. The Convertible Promissory Note is convertible into common

shares at the option of the Holder at $1.00 per share. All unpaid principal, together with any then unpaid and accrued interest is payable on or before the one year anniversary of the Convertible Promissory Note. The Convertible Promissory Notes accrues interest on the principal amount at 8% per annum.

(c) On June 15, 2007, the Company entered into a Convertible Promissory Note with Mr. Jozef Vertuyft (the "Holder"), in the gross amount of $300,000. The Convertible Promissory Note is convertible into common shares at the option of the Holder at $1.00 per share. All unpaid principal, together with any then unpaid and accrued interest is payable on or before the one year anniversary of the Convertible Promissory Note. The Convertible Promissory Notes accrues interest on the principal amount at 8% per annum

(3) The Securities issued in Section 2(a) above: These are not promotional shares, issued to the founders of the Company. There was no consideration. The shares were issued to the issuer's founders and were exempt from registration pursuant to Regulation D of the Securities Act of 1933 and Section 4(2) thereof.

"Zenergy believes that the offer and sale of convertible notes were issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 as set forth above, were within the exemption provided by Section 4(2) by reason that:

> No commissions were paid for the issuance of such securities;
>
> The issuance of such securities by Zenergy did not involve a "public offering";
>
> Each purchaser of securities were sophisticated and accredited investors;

Each offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered;

Zenergy did not undertake an offering in which we sold a high number of shares to a high number of investors; and

In addition, the purchasers had the necessary investment intent as required by Section 4(2) since they agreed to and received securities bearing a legend stating that such securities (including the securities which the note may be converted, common stock) are restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that these securities would not be immediately redistributed into the market and therefore not be part of a "public offering.")

With respect to any sales of securities (convertible notes) of Zenergy that were made while this Registration Statement has been pending, Zenergy does not consider that the mere filing of this Registration Statement constituted a "general solicitation". Zenergy has never prepared or distributed preliminary prospectuses based on this Registration Statement, nor has it undertaken any selling activities whatsoever relating to the Registration Statement.   Each of the purchasers with respect to such sales is a sophisticated and accredited investor, with prior relationships with Zenergy or its officers or directors, and the Registration Statement had little or no impact on their decision to invest."

These constitute all of the outstanding shares of the Company."

Offering Circular

General

2.   We have; been advised that Mr. Leonard Maniscaico, the company's Chief Financial Officer, is leaving the company at the end of this month. Please revise the disclosure throughout the document to reflect this change, including adding disclosure where applicable, to address how this will affect the company and this offering. If someone has been selected to fill this position, please name this individual and provide the appropriate disclosure. An employment agreement, if applicable, should be filed as an exhibit to the Form 1-A. Please revise the signature page as appropriate.

We have revised the disclosure through out the offering circular and provided the appropriate disclosure on the company's new Chief Financial Officer. We have also exhibited the new Chief Financial Officer's Employment Agreement to the offering circular.

Risk Factors, page 3

3.   Please add a risk factor that discloses the significant additional financing required to construct any processing plant or refinery, quantify the anticipated amount, disclose the absence of any funding for such construction and disclose the uncertainty whether Zenergy will be able to engage in that activity. Please disclose the material risk to investors in that case. Also, in the first paragraph under "Manufacture Ethanol and Bio-diesel" please quantify the anticipated additional financing required for this activity.

We have added a risk factor as follows:

The Company may not obtain the debt financing necessary to construct and operate the ethanol and bio-diesel plants, which could result in the failure of these projects. In addition to the proceeds raised in this offering, we will need to obtain significant equity and/debt financing to fund the build its own state-of-the-art ethanol and bio-diesel processing plants and bio-refineries in both the U.S. and the Caribbean, each with a capacity of 150-250 million gallons of ethanol and 50 million gallons of bio-diesel. Management anticipates the cost for our first project, a Bio-diesel plant in California, to be $37,500,000. The components of this investment are $9,000,000 for property and $28,500,000 for Machinery and Equipment. The Company has no commitments for debt or equity financing for the California plant or any other plant. The Company cannot assure you that its operations will generate positive cash flow or that it will be able to obtain equity or debt financing necessary to complete, or even to start, plant construction projects on acceptable terms or at all. To the extent that the Company cannot obtain adequate financing, it will be unable to complete its current construction plans, which will cause the value of an investment in our company to decline.

We have in addition, quantified the anticipated additional financing required under the paragraph Manufacture Ethanol and Bio-diesel.

We would very much appreciate your prompt review of Amendment No. 4 and our responses to your comment letter. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323 or Jan P. Cohen of this office at (212) 232-8325. I thank you for your attention to this matter.

With kind regards,



CC: Robert Luiten,
    President Zenergy International Inc.
    415 E. North Water Suite 1301 Chicago, IL 60611